
SECURITAS


05007806

Securitas AB

Interim Report
January – March 2005

Security Services USA at turning point and continued improvement in all other divisions.

- **Sales** in the first quarter increased by 4 percent to MSEK 15,195 (14,453), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income** in the first quarter increased by 8 percent to MSEK 937 (885), adjusted for changes in exchange rates. Operating margin was 6.2 percent (6.1).
- **Income before taxes** in the first quarter increased by 16 percent to MSEK 818 (724), adjusted for changes in exchange rates.
- **Net income** in the first quarter increased by 10 percent to MSEK 606 (551).
- **Earnings per share** after full taxes increased 9 percent to SEK 1.63 (1.49) in the first quarter.
- **Free cash flow** in the first quarter increased to MSEK 266 (13) representing 43 percent (2) of adjusted income.

Comments from the CEO, Thomas Berglund

"The organic sales growth has increased from 2 to 4 percent and is driven by better performance in all divisions. Like for like, organic sales growth would have been 5 percent (2004 was a leap year with one more day and Easter this year fell in the first quarter but in the second quarter in 2004). The U.S. guarding business, which has had negative sales development during the integration of all acquired units, is now stable and in normal operations, leaving the negatives behind.

The operating margin has increased from 6.1 to 6.2 percent. Like for like, the margin improvement would have been 0.3 percentage points. The operating margin in the U.S. guarding operations has bottomed out at 4.5 percent and is now expected to start to recover during the rest of the year.

For the full year 2005, all divisions are expected to improve their performance as a result of stronger customer focus, refined service offerings and developed organizations. The organic sales growth is expected to further improve and income before tax, adjusted for changes in exchange rates, is expected to increase in the range of 10 to 15 percent compared to 2004."

Key Financial Data

MSEK	Q1 2005	Q1 2004 [2]	Total change, %
Sales	15,195	14,453	5
Organic sales growth, % [1]	*4*	*2*	
Operating income	937	885	6
Operating margin, %	*6.2*	*6.1*	
Real Change, %	*8*	*3*	
Income before taxes	818	724	13
Real change, %	*16*	*0*	
Net income	606	551	10
Free cash flow	266	13	
% of adjusted income	*43*	*2*	
Operating capital employed	7,657	7,093	
Operating capital employed as % of sales	*12*	*12*	
Total capital employed	24,647	22,633	
Return on capital employed, %	*17*	*16*	
Earnings per share after full taxes, SEK	1.63	1.49	9

1) Adjusted for changes in exchange rates, acquisitions and divestitures
2) Adjusted for changes in accounting principles according to IFRS

Organic Sales Growth and Operating Margin Development

Q1 2005 MSEK	Organic sales growth, %	Operating margin, %	Operating margin change, PP
Security Services USA	*0*	*4.5*	-0.4
Security Services Europe	*5*	*7.5*	0.2
Security Systems	*5*	*9.2*	-1.4
Direct	*25*	*8.8*	0.3
Cash Handling Services	*3*	*5.9*	0.7
Group	*4*	*6.2*	0.1

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on May 3, 2005 at 10.00 am CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.
Call-in number to participate in the information meeting is +44 (0) 20 7162 0182
The meeting is also webcasted at www.securitasgroup.com
For a recorded version of the information meeting please dial +44 (0) 20 7031 4064. Access code: 657350

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and Interpretations of the Standing Interpretations Committee (SIC) issued by the International Financial Reporting Interpretations Committee (IFRIC). The transition to IAS/IFRS has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2004. Comparative figures for 2004 have been restated. IAS 39 Financial Instruments: Recognition and Measurement has been adopted as per January 1, 2005. The transition to IAS 39 has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2005. For further information please refer to the section Accounting Principles – Adoption of IFRS from January 1, 2005.

DEVELOPMENT IN THE GROUP

One more step – Developed organization in Security Services and Direct divisions

- In order to further strengthen the foundations for continued refinement, specialization and organic sales growth, the Security Services Europe division has been organized into seven customer oriented business units. Four geographical units are for large customers who require permanent guarding and tailor made solutions. One unit is for small customers where standardized and cost effective solutions such as time-sharing are provided. One unit services airports and seaports specializing in high-risk environments and one unit is for third party monitoring.
- In line with this, all the non conceptualized third party alarm monitoring activities with mainly small customers in the Direct division have been transferred to Security Services Europe as per January 1, 2005. This primarily refers to the activities in Belgium, the Netherlands and France with total annual sales of MSEK 483. This will enable the Direct division to fully focus on the development of the Consumer and Professional concepts alarms, thereby further enhancing organic sales growth and profitability in the core business of Securitas Direct.
- To further increase the focus on the security services operations in Canada and Mexico, the management responsibility for these operations have been transferred to Security Services USA and the financial results of these businesses will be presented in this division as from January 1, 2005.
- For comparison purposes all financial information for 2004 has been restated to reflect these organizational changes.

Sales and Income for the Group January – March 2005

Organic sales growth continued to improve to 4 percent, an increase of 1 percentage point compared to the fourth quarter 2004 and 2 percentage points compared to the first quarter 2004. Adjusted for the leap year, the organic sales growth would have been 5 percent.

Operating income before amortization amounted to MSEK 937, which adjusted for changes in exchange rates, corresponds to an increase of 8 percent. The operating margin increased 0.1 percentage points to 6.2 percent. Adjusted for the leap year and Easter effect the increase would have been 0.3 percentage points compared to last year.

Operating income before amortization improved with 8 percent in real terms compared to 2004.

Income before taxes has been impacted by the change in accounting principles under IFRS. The amortization of goodwill has been discontinued. Meanwhile, amortization of acquisition related intangible fixed assets, MSEK -30 (-24), acquisition related restructuring costs, MSEK -4 (-3), and revaluation of financial instruments, MSEK 37 (n/a), has been introduced.

Income before taxes increased with 16 percent.

The Group's tax rate was 25.9 percent (23.8). The full year 2004 tax rate was 25.3 percent, which is the more relevant comparative. For the full year 2005 the tax rate is expected to be close to 26 percent.

Earnings per share after full taxes and full conversion was SEK 1.63 (1.49), an increase of 9 percent.

Security Services USA

Security Services USA*	**January – March**		**January – December**
MSEK	**2005**	**2004**	**2004**
Total sales	**4,774**	**5,073**	**20,017**
Organic sales growth, %	*0*	*0*	*-2*
Operating income	**217**	**249**	**982**
Operating margin, %	*4.5*	*4.9*	*4.9*
Real change, %	*-7*	*-9*	*-12*
Operating capital employed	**1,016**	**1,158**	**938**
Operating capital employed as % of sales	*5*	*6*	*5*
Total capital employed	**7,279**	**7,987**	**6,811**
Return on capital employed, %	*13*	*14*	*14*

**Adjusted to include the transfer of Canada and Mexico from Security Services Europe*

After merging all operations under the Securitas name, the operations are now organized in thirteen units – ten geographical regions and three specialized countrywide regions. The reorganization has now been completed in all units. The majority of the regions are stable in their performance and the focus is on refining the services and specializing for different customer segments such as airports, seaports, high-rise buildings, petrochemical plants, government, etc.

The new IT platform has now been installed in more than 60 percent of the operations and is on track for finalization after the summer of 2005.

In all regions branch manager training is performed in order to enhance the local ability to run and develop the business. At the end of 2005 all branch managers and other key persons will have been trained. During the first quarter 22 percent of the branch managers were trained.

In the short term, focus has been on compensating cost increases with price increases. This has been achieved successfully. Full year price increases are expected to be around 2 percent while wages are expected to increase with 1.5 percent. Higher quality and increased customer focus has improved the customer retention to more than 90 percent.

After a year of no or low growth, the market started to grow again during the summer of 2004 and the market growth rate is now around 5 percent – 1-2 percent in the commercial market and 12 percent in the government and homeland security related markets. Adjusted for the leap year Securitas' organic sales growth would have been 1 percent. Price competition in the market is still fierce and margins have been under pressure. Securitas' operating margin has bottomed out at 4.5 percent and is now expected to start to recover. Adjusted for the leap year and Easter the margin would have been 0.1 percentage points higher. The organic sales growth has started to turn positive and is expected to come up to the market's growth rate during the year. The contract portfolio representing 90 percent of total sales, is now indicating an annualized growth rate of 4 percent.

The employee turnover was unchanged at 60 percent.

Security Services Europe

Security Services Europe*	January – March		January – December
MSEK	2005	2004	2004
Total sales	**5,968**	**5,671**	**23,289**
Organic sales growth, %	*5*	*3*	*4*
Operating income	**449**	**415**	**1,849**
Operating margin, %	*7.5*	*7.3*	*7.9*
Real change, %	*8*	*10*	*9*
Operating capital employed	**1,610**	**1,568**	**1,592**
Operating capital employed as % of sales	*7*	*7*	*7*
Total capital employed	**7,210**	**6,736**	**6,654**
Return on capital employed, %	*26*	*26*	*28*

**Adjusted to exclude Canada and Mexico which have been transferred to Security Services USA, and adjusted to include the third party monitoring business.*

In Security Services Europe the new organization is gaining strength. Separate units for small customers with time-sharing services have been established in each country. Permanent guarding for large customers has been organized into four geographic units, while airport and seaport security has been separated into its own unit. Third party monitoring has also been gathered in a separate unit. The split into these seven separate business units has increased refinement and focus on new customer segments.

Organic sales growth reached 5 percent, thus improving with 1 percentage point compared to the first quarter 2004. Norway, the Netherlands, Portugal, Austria and Eastern Europe all showed stronger than average organic sales growth. Sweden, Germany, the UK and Spain were in line with divisional average organic sales growth while France still performs under the average growth rate.

Operating margin, slightly burdened by Easter falling in the first quarter, showed an improvement of 0.2 percentage points following the implementation of the new organizational structure and the increased focus on refinement. The margin was further supported by the continued strong organic sales growth.

The contract portfolio, which generates approximately 85 percent of sales, grew by 5 percent on an annualized basis. Prices and wages increased 2 percent on annualized basis. The client retention rate is stable above 90 percent and the staff turnover has decreased to 30 percent.

For 2005 the organic sales growth is expected to develop in line with the portfolio, with further improvement in operating margin.

Security Systems

Security Systems*	January – March		January – December
MSEK	2005	2004	2004
Total sales	**1,258**	**982**	**4,724**
Organic sales growth, %	*5*	*3*	*1*
Operating income	**116**	**104**	**554**
Operating margin, %	*9.2*	*10.6*	*11.7*
Real change, %	*11*	*19*	*22*
Operating capital employed	**588**	**442**	**575**
Operating capital employed as % of sales	*10*	*10*	*11*
Total capital employed	**2,861**	**1,221**	**2,719**
Return on capital employed, %	*20*	*35*	*20*

** Adjusted to exclude the third party monitoring business, which has been transferred to Security Services Europe*

In Security Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

The addition of Bell and Eurotelis established the Security Systems division as a market leader in the banking segments also in the UK and France. The integration of the acquired units is proceeding according to plan. In Germany Securitas continues to build a platform with specific focus on banks.

Security Systems in the USA continue to show strong performance in organic sales growth and operating margin.

The market has started to grow in the first quarter. The Security Systems division's overall slow organic sales growth in 2004 has improved to 5 percent in the first quarter.

The operating margin is affected by lower margins in Bell in the UK and Eurotelis in France and by a temporary drop in the Swedish performance. The margin is expected to improve during the year.

Direct

Direct*	January – March		January – December
MSEK	**2005**	**2004**	**2004**
Total sales	**623**	**497**	**2,190**
Organic sales growth, %	*25*	*27*	*28*
Operating income	**55**	**42**	**206**
Operating margin, %	*8.8*	*8.5*	*9.4*
Real change, %	*34*	*72*	*38*
Operating capital employed	**929**	**742**	**842**
Operating capital employed as % of sales	*33*	*28*	*32*
Total capital employed	**1,026**	**783**	**878**
Return on capital employed, %	*21*	*24*	*24*

**Adjusted to exclude the third party monitoring business, which has been transferred to Security Services Europe*

The Direct business has its entire focus on organic development. During the last two years resources have been allocated to speed up the development in countries where Direct is already operating and to expand into new markets with organic start-ups.

The new consumer concept is being developed in all countries of operation with a current focus on Sweden, France and the Netherlands.

The transfer of the third party monitoring activities to Security Services Europe enables Direct to be entirely focused on conceptualized consumer alarms and small business alarms.

Organic sales growth continued to be strong and amounted to 25 percent in the quarter. This indicates that Direct continues to show very strong development compared to the market.

The operating margin improved in the first quarter 2005 compared to 2004 and is expected to improve further.

Direct*	January – March			Full Year	
Number of alarms	**2005**	**2004**	***% change***	**2004**	***% change***
New installations	39,230	34,259	*15*	149,272	*36*
Total number of connected alarms	587,125	461,758	*27*	553,709	*29*

**Adjusted to exclude the third party monitoring business, which has been transferred to Security Services Europe*

Cash Handling Services

Cash Handling Services	January – March		January – December
MSEK	2005	2004	2004
Total sales	**2,740**	**2,376**	**10,082**
Organic sales growth, %	*3*	*2*	*5*
Operating income	**162**	**123**	**714**
Operating margin, %	*5.9*	*5.2*	*7.1*
Real change, %	*37*	*-14*	*15*
Operating capital employed	**2,991**	**2,757**	**2,721**
Operating capital employed as % of sales	*26*	*28*	*24*
Total capital employed	**5,748**	**5,480**	**5,341**
Return on capital employed, %	*13*	*9*	*13*

The Cash Handling Services division has returned to normal operations and is step by step increasing its performance. A joint management team for the USA and Europe was established during 2004.

The organic sales growth has increased somewhat compared to first quarter 2004, from 2 to 3 percent. The new sales remain a challenge, especially in the USA and a strong focus is on business development. However, organic sales growth is expected to pick up during the year.

The operating margin is improving as planned and further improvement is expected for the full year coming both from positive development in recent acquisitions, improved efficiency and price increases.

The Cash Handling Services division established itself as a market leader in France through the acquisition of Valiance in October 2004. The integration of Valiance has been faster and more positive than expected. The operating margin in Valiance is expected to come close to the average during the course of the year.

CASH FLOW

January – March 2005

Operating income before amortization amounted to MSEK 937 (885).

Net investments in fixed assets after depreciation amounted to MSEK 3 (-36).

Changes in accounts receivable amounted to MSEK -1 (-76) and changes in other operating capital employed amounted to MSEK -489 (-625). The negative outflow is mainly seasonal and was less than the previous year which was impacted by a non-recurring payment of MSEK 184 in the German cash handling business.

Cash flow from operating activities amounted to MSEK 450 (148), equivalent to 48 percent (17) of operating income before amortization.

Free cash flow was MSEK 266 (13), equivalent to 43 percent (2) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group targets of 75 – 80 percent.

CAPITAL EMPLOYED AND FINANCING

As of March 31, 2005

The Group's operating capital employed was MSEK 7,657 (7,093) corresponding to 12 percent (12) of sales adjusted for full-year sales of acquired units.

Acquisitions have decreased operating capital employed by MSEK 14 during the first quarter 2005. The decrease is mainly due to a deferred tax liability, which has arisen as a consequence of the recognition of acquisition related intangible fixed assets in connection with the Belgacom acquisition. This deferred tax liability will not have any cash flow impact.

Acquisitions increased consolidated goodwill by MSEK 366. Goodwill is no longer amortized. As per March 31, 2005 there was no indication of impairment and thus no impairment losses have been recognized. Adjusted for positive translation differences of MSEK 739, total goodwill for the Group amounted to MSEK 16,407 (15,302 as of December 31, 2004).

Acquisitions increased acquisition related intangible fixed assets by MSEK 156 during the first quarter 2005. After amortization of MSEK 30 and positive translation differences of MSEK 24 acquisition related intangible fixed assets amounted to MSEK 583 (433 of December 31, 2004).

The Group's total capital employed was MSEK 24,647 (22,633 as of December 31, 2004). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 1,081 during the first quarter 2005.

The return on capital employed was 17 percent (16).

The Group's net debt amounted to MSEK 11,709 (10,633 as of December 31, 2004). Acquisitions and acquisition related payments in the first quarter 2005 increased the Group's net debt by MSEK 785, of which purchase payments accounted for MSEK 529, assumed net debt for MSEK -21, acquisition related restructuring costs paid for MSEK 4, payments from restructuring provisions for MSEK 3 and a payment of tax provided as part of the Burns aquisition for MSEK 270. The Group's net debt increased by MSEK 589 during the first quarter 2005 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.6 (5.3), and the free cash flow to net debt ratio amounted to 0.24 (0.14)

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 24 (24).

Shareholders' equity amounted to MSEK 12,938 (11,843 as of December 31, 2004). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 492 during the first quarter 2005.

The total number of outstanding shares amounted to 365,058,897 as of March 31, 2005. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

ACQUISITIONS AND DIVESTITURES

Under IFRS 3 the acquisition process has been adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets (mainly customer contract portfolios) to be recognized before the residual is allocated to goodwill. The valuation of the customer contract portfolio is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flow projections for the customer contract portfolios. The value of the intangible asset is amortized over the expected life of the asset. A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset. Provisions for restructuring included in the determination of goodwill are not allowed under IFRS 3. For additional information please refer to pages 99-115 in the published Annual Report for 2004.

Aquisitions January – March 2005 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Acq. related intangible fixed assets
Opening balance						**15,302**	**433**
BDM Group, Switzerland	Security Services Europe	Jan 1	24	43	23	22	3
Alert Services Holding, Belgium	Security Services Europe	n/a	-	452	452	342	140
ESES, Spain	Security Systems	Feb 16	73	31	31	0	13
Other acquisitions [6]		n/a	0	3	2	2	0
Total acquisitions/divestitures January – March 2005			n/a	529	508	366	156
Amortization of acq. related intangible fixed assets							-30
Translation differences						739	24
Closing balance						**16,407**	**583**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Bell, share options exercised; Securiconsult, Switzerland

BDM, Switzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, has annual sales of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 3.8 (MSEK 23).

The acquisition will significantly strengthen the installation and alarm monitoring capabilities of Securitas' operations in Switzerland.

Alert Services Holding, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was to be completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 452). Through this third step, Securitas has now acquired the remaining 28 percent of the shares in ASH. This completes the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) and with 91,000 alarm connections in the Benelux area.

ESES, Spain

In February, Securitas Security Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. The company has forecasted sales of MEUR 8 (MSEK 73) in 2005. The operations have 130 employees

and the enterprise value of the acquisition is MEUR 3.4 (MSEK 31). The service and monitoring contract portfolio accounts for 25 percent of total sales.

After the acquisition Securitas Security Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Security Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to its customers.

Acquisitions and divestitures after March 31, 2005

Wornall Electronics Inc., USA

In April 2005, Securitas Security Systems in the USA acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company has forecasted sales of MUSD 5 (MSEK 35) in 2005 and 27 employees. The enterprise value of the acquisitions amounts to MUSD 2 (MSEK 14).

This acquisition allows Securitas Security Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Securitas Security Systems access to new markets and increase our footprint to further support the national customer market segment in the USA.

Divestment of Cash Handling Services in Eastern Europe

Securitas has agreed to sell its cash handling services activities in Poland, Hungary and Czech Republic to Brinks Inc., representing sales of MSEK 150. The operating income in the divested units have had no material impact on Group operating income. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business.

Securitas remains active in the guarding business in Poland, Hungry and Czech Republic which represents sales of MSEK 340.

SIGNIFICANT EVENTS

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases, and interim and annual reports for 2001 to 2004. For the most recent published background information please refer to the published Annual Report for 2004 Note 28, Contingent Liabilities page 87.

There have been no material developments in this matter subsequent to the published Annual Report for 2004.

Repurchase of incentive program

In 2002 Securitas AB introduced a global employee incentive program with a maturity of five years directed to essentially all employees in the Securitas Group. The program is based on convertible debentures issued by Securitas AB totalling MEUR 443.5 corresponding to 17,349,913 new B-shares. The Annual General meeting on April 7, 2005 approved the proposal from the Board of Directors of Securitas AB to offer the participating employees an opportunity to divest their investment prior to maturity at a price equal to the market value.

The offer is not expected to entail any significant net costs for Securitas. The Swedish Stock Market Panel resolved that a repurchase of the incentive program in accordance with the Board's proposal was not in contradiction to good market practice, if approved by the general meeting of shareholders.

As per May 2, 2005 approximately 24 percent of the participants, representing approximately 42 percent of the convertibles had accepted the offer. Securitas intends to partially redeem the underlying convertible loans in proportion to the amounts acquired from the employees. Based on the status of the repurchase as per May 2 this would lead to a reduction of the number of shares after full conversion by 2 percent. This is estimated to lead to an increase in earnings per share after full taxes and conversion by close to 1 percent on a full year basis. A full repurchase of the program would impact earnings per share after full taxes and conversion on a full year basis positively by 2 percent.

ACCOUNTING PRINCIPLES – ADOPTION OF IFRS FROM JANUARY 1, 2005

Securitas consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and Interpretations of the Standing Interpretations Committee (SIC) issued by the International Financial Reporting Interpretations Committee (IFRIC).

The most important accounting principles under IFRS, which is the basis for the preparation of this interim report, have been published and are available on the Group's website, www.securitasgroup.com under the section Financial Information – Accounting Principles. These accounting principles are based on an adoption of IAS/IFRS in their current form.

The adoption date for IAS/IFRS is January 1, 2005 with comparatives for 2004 restated with the exception of IAS 39 Financial Instruments: Recognition and Measurement which was adopted on January 1, 2005 without retroactive application in line with the exemptions listed in IFRS 1.

Detailed disclosures regarding the reconciliation between IAS/IFRS and Swedish GAAP can be found on pages 99-115 in the published Annual Report for 2004. The relevant financial information provided under Swedish GAAP for 2004 is disclosed in this report as well for reference purposes.

For additional information on the impact of IAS 39 please refer to page 16 of this report.

CORPORATE GOVERNANCE

The new Swedish code for corporate governance will come into effect as of July 1, 2005. Securitas has published its current principles for corporate governance in the published Annual Report for 2004 and as separate module on the Group website, www.securitasgroup.com. Securitas is currently analyzing and preparing to adapt to the code.

THE GROUP'S DEVELOPMENT – OUTLOOK

For the full year 2005, all divisions are expected to improve their performance as a result of stronger customer focus, refined service offerings and developed organizations. The organic sales growth is expected to further improve and income before tax, adjusted for changes in exchange rates, are expected to increase in the range of 10 to 15 percent compared to 2004.

Previous outlook stated February 9, 2005:

The outlook for 2005 is a continuing positive development in line with 2004 driven by the same divisions as in 2004. Security Services USA is expected during 2005 to turn positive in organic sales growth and be more in line with the market, whereas margins are expected to continue to be under pressure.

Stockholm, May 3, 2005



Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by the company's auditors

Income

MSEK	IFRS Jan-Mar 2005	IFRS Jan-Mar 2004	Sw. GAAP Jan-Mar 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Sales, continuing operations	14,556.4	14,195.9	14,195.9	58,167.6	58,167.6	57,886.3
Sales, acquired business	638.9	257.0	257.0	1,519.0	1,519.0	964.0
Total Sales	**15,195.3**	**14,452.9**	**14,452.9**	**59,686.6**	**59,686.6**	**58,850.3**
Organic sales growth, % [1]	*4*	*2*	*2*	*3*	*3*	*-3*
Production expenses	-11,852.6	-11,241.3	-11,242.2	-46,013.7	-46,017.8	-45,491.5
Gross income	**3,342.7**	**3,211.6**	**3,210.7**	**13,672.9**	**13,668.8**	**13,358.8**
Selling and administrative expenses	-2,405.3	-2,326.7	-2,333.8	-9,646.5	-9,674.5	-9,626.8
Operating income before amortization	**937.4**	**884.9**	**876.9**	**4,026.4**	**3,994.3**	**3,732.0**
Operating margin, %	*6.2*	*6.1*	*6.1*	*6.7*	*6.7*	*6.3*
Amortization of goodwill	-	-	-278.7	-	-1,149.7	-1,137.0
Amortization of acquisition related intangible fixed assets	-30.0	-23.6	-	-99.6	-	-
Acquisition related restructuring costs	-4.1	-3.6	-	-26.5	-	-
Operating income after amortization	**903.3**	**857.7**	**598.2**	**3,900.3**	**2,844.6**	**2,595.0**
Net financial items	-122.3	-134.2	-134.2	-516.6	-516.6	-596.8
Revaluation of financial instruments [2]	36.7	-	-	-	-	-
Income before taxes	**817.7**	**723.5**	**464.0**	**3,383.7**	**2,328.0**	**1,998.2**
Net margin, %	*5.4*	*5.0*	*3.2*	*5.7*	*3.9*	*3.4*
Current taxes	-194.4	-158.3	-158.3	-795.0	-795.0	-675.2
Deferred taxes	-17.8	-14.4	-15.7	-60.2	-65.4	-78.9
Minority share in net income	-	-	-0.1	-	-0.7	-1.8
Net income for the period	**605.5**	**550.8**	**289.9**	**2,528.5**	**1,466.9**	**1,242.3**
Whereof attributable to:						
Equity holders of the Parent Company	605.3	550.7	-	2,527.8	-	-
Minority interests	0.2	0.1	-	0.7	-	-

Cash flow

Operating cash flow MSEK	IFRS Jan-Mar 2005	IFRS Jan-Mar 2004	Sw. GAAP Jan-Mar 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Operating activities						
Operating income before amortization	937.4	884.9	876.9	4,026.4	3,994.3	3,732.0
Investment in fixed assets	-467.3	-418.2	-418.2	-1,969.9	-1,969.9	-1,718.6
Depreciation	469.8	382.2	390.2	1,613.0	1,645.1	1,564.1
Change in accounts receivable	-1.3	-76.0	-76.0	-485.1	-485.1	-368.1
Changes in other operating capital employed	-488.5	-624.6	-624.6	445.6	445.6	-282.2
Cash flow from operational activities [3]	**450.1**	**148.3**	**148.3**	**3,630.0**	**3,630.0**	**2,927.2**
Cash flow from operations, %	*48*	*17*	*17*	*90*	*91*	*78*
Net financial items paid	-72.4	-84.7	-84.7	-518.4	-518.4	-615.0
Income taxes paid	-112.1	-50.5	-50.5	-581.5	-581.5	-510.9
Free cash flow	**265.6**	**13.1**	**13.1**	**2,530.1**	**2,530.1**	**1,801.3**
Free cash flow, % [4]	*43*	*2*	*2*	*93*	*94*	*73*
Free cash flow to net debt ratio [5]	*0.24*	*0.14*	*0.17*	*0.24*	*0.28*	*0.20*
Cash flow from investing activities, acquisitions	-785.3	-124.7	-124.7	-2,362.3	-2,362.3	-1,307.8
Cash flow from financing activities	435.1	-277.1	-277.1	-1,495.3	-1,495.3	1,572.3
Cash flow for the period	**-84.6**	**-388.7**	**-388.7**	**-1,327.5**	**-1,327.5**	**2,065.8**

Cash flow MSEK	Jan-Mar 2005	Jan-Mar 2004	Jan-Mar 2004	Jan-Dec 2004	Jan-Dec 2004	Jan-Dec 2003
Cash flow from operations	725.6	426.5	426.5	4,453.4	4,453.4	3,492.9
Cash flow from investing activities	-1,245.3	-538.1	-538.1	-4,285.6	-4,285.6	-2,999.4
Cash flow from financing activities	435.1	-277.1	-277.1	-1,495.3	-1,495.3	1,572.3
Cash flow for the period	**-84.6**	**-388.7**	**-388.7**	**-1,327.5**	**-1,327.5**	**2,065.8**

Change in net debt MSEK	Jan-Mar 2005	Jan-Mar 2004	Jan-Mar 2004	Jan-Dec 2004	Jan-Dec 2004	Jan-Dec 2003
Opening balance	**-10.633.1**	**-9,082.5**	**-9,082.5**	**-9,082.5**	**-9,082.5**	**-9,886.8**
Effect of change in accounting principle [6]	-3.8	-1,604.3	32.6	-1,604.3	32.6	-
Opening balance adjusted in accordance with new principle	**-10,636.9**	-10,686.8	-9,049.9	**-10,686.8**	-9,049.9	-9,886.8
Cash flow for the period	-84.6	-388.7	-388.7	-1,327.5	-1,327.5	2,065.8
Change in loans [7]	-435.1	277.1	277.1	765.2	832.6	-2,095.5
Change in net debt before revaluation and translation differences	**-519.7**	**-111.6**	**-111.6**	**-562.3**	**-494.9**	**-29.7**
Revaluation of financial instruments [7]	36.7	-	-	-	-	-
Translation differences [7]	-588.9	-255.1	-189.9	616.0	460.7	834.0
Change in net debt	**-1,071.9**	**-366.7**	**-301.5**	**53.7**	**-34.2**	**804.3**
Closing balance	**-11,708.8**	**-11,053.5**	**-9,351.4**	**-10,633.1**	**-9,084.1**	**-9,082.5**

Capital employed and financing

MSEK	IFRS Mar 31, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Mar 31, 2004	Sw. GAAP Mar 31, 2004	Sw. GAAP Dec 31, 2003
Operating capital employed	**7,656.6**	**6,740.9**	**5,390.7**	**7,092.9**	**5,554.0**	**5,521.4**
Operating capital employed as % of sales [8]	*12*	*11*	*9*	*12*	*9*	*9*
Return on operating capital employed, % [9]	*57*	*61*	*73*	*55*	*67*	*72*
Goodwill	16,406.9	15,301.9	14,508.3	15,245.5	15,088.1	14,777.8
Acquisition related intangible fixed asses	583.1	433.2	-	294.6	-	-
Capital employed	**24,646.6**	**22,476.0**	**19,899.0**	**22,633.0**	**20,642.1**	**20,299.2**
Return on capital employed, % [9, 10]	*17*	*18*	*20*	*16*	*18*	*18*
Net debt	**-11,708.8**	**-10,633.1**	**-9,084.1**	**-11,053.5**	**-9,351.4**	**-9,082.5**
Minority interest	**-**	**-**	**16.6**	**-**	**13.4**	**15.6**
Shareholders' equity	**12,937.8**	**11,842.9**	**10,798.3**	**11,579.5**	**11,277.3**	**11,201.1**
Net debt equity ratio/multiple	*0.91*	*0.90*	*0.84*	*0.95*	*0.83*	*0.81*

Notes 1-10 refer to page 15

Balance Sheet

MSEK	IFRS Mar 31, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Mar 31, 2004	Sw. GAAP Mar 31, 2004	Sw. GAAP Dec 31, 2003
ASSETS						
Fixed assets						
Goodwill	16,406.9	15,301.9	14,508.3	15,245.5	15,088.1	14,777.8
Acquisition related intangible fixed assets	583.1	433.2	-	294.6	-	-
Other intangible fixed assets	281.0	268.6	431.9	198.8	384.5	384.7
Tangible fixed assets	5,918.7	5,820.0	5,820.0	5,243.3	5,243.3	5,069.0
Non-interest bearing financial fixed assets [2]	1,914.0	1,875.6	1,876.2	1,998.0	1,999.1	2,455.2
Interest bearing financial fixed assets [2]	2,341.7	138.2	138.2	142.3	142.3	138.7
Total fixed assets	**27,445.4**	**23,837.5**	**22,774.6**	**23,122.5**	**22,857.3**	**22,825.4**
Current assets						
Non-interest bearing current assets	12,908.9	11,884.8	10,335.8	11,707.5	10,005.4	9,653.6
Cash and liquid funds	3,060.7	3,120.4	3,120.4	4,106.0	4,106.0	4,475.7
Total current assets	**15,969.6**	**15,005.2**	**13,456.2**	**15,813.5**	**14,111.4**	**14,129.3**
TOTAL ASSETS	**43,415.0**	**38,842.7**	**36,230.8**	**38,936.0**	**36,968.7**	**36,954.7**

MSEK	IFRS Mar 31, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Mar 31, 2004	Sw. GAAP Mar 31, 2004	Sw. GAAP Dec 31, 2003
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Restricted equity	6,132.6	6,471.0	6,471.0	8,080.7	8,080.7	7,820.9
Non-restricted equity [2]	6,805.2	5,355.3	4,327.3	3,485.4	3,196.6	3,380.2
Minority interests	0.0	16.6	-	13.4	-	-
Total shareholders' equity	**12,937.8**	**11,842.9**	**10,798.3**	**11,579.5**	**11,277.3**	**11,201.1**
Equity ratio,%	*30*	*30*	*30*	*30*	*31*	*30*
Minority interests	-	-	16.6	-	13.4	15.6
Long-term liabilities						
Non-interest bearing long-term liabilities	42.1	90.8	90.8	0.2	0.2	231.2
Interest bearing long-term liabilities [2]	12,548.6	10,141.8	10,141.8	11,379.4	11,379.4	11,205.7
Interest bearing provisions	-	-	-	-	-	32.6
Non-interest bearing provisions	2,277.7	2,116.3	2,081.4	2,419.0	2,442.6	2,072.5
Total long-term liabilities	**14,868.4**	**12,348.9**	**12,314.0**	**13,798.6**	**13,822.2**	**13,542.0**
Current liabilities						
Non-interest bearing current liabilities	11,046.2	10,901.0	10,901.0	9,635.5	9,635.5	9,737.4
Interest bearing current liabilities [2]	4,562.6	3,749.9	2,200.9	3,922.4	2,220.3	2,458.6
Total current liabilities	**15,608.8**	**14,650.9**	**13,101.9**	**13,557.9**	**11,855.8**	**12,196.0**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**43,415.0**	**38,842.7**	**36,230.8**	**38,936.0**	**36,968.7**	**36,954.7**

MSEK	Share capital	Restricted reserves	Non-restricted equity	Minority interests	Total
CHANGES IN SHAREHOLDERS' EQUITY					
Opening balance according to IFRS	365.1	6,105.9	5,355.3	16.6	11,842.9
Effect of change of accounting principle IAS 39 [2]	-	-	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	365.1	6,105.9	5,352.6	16.6	11,840.2
Translation differences	-	669.5	-177.4	-	492.1
Transfer between restricted & non-restricted reserves	-	-1,007.9	1,007.9	-	-
Transfer between minority interests & non-restricted reserves	-	-	16.6	-16.6	-
Net income for the period	-	-	605.5	-	605.5
Dividend	-	-	-	-	-
Closing balance	365.1	5,767.5	6,805.2	0.0	12,937.8

Data per share

SEK	IFRS Jan-Mar 2005	IFRS Jan-Mar 2004	Sw. GAAP Jan-Mar 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Share price, end of period	113.00	109.00	109.00	114.00	114.00	97.00
Earnings after current taxes, after full conversion	1.67	1.52	0.84	6.95	4.19	3.66
Earnings after full taxes, before full conversion	1.66	1.51	0.79	6.92	4.02	3.41
Earnings after full taxes, after full conversion	1.63	1.49	0.80	6.79	4.01	3.45
Dividend	-	-	-	3.00	3.00	2.00
P/E-ratio after full conversion	-	-	-	17	28	28
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	364,808,523
Number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810
Average number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810	382,416,866

Note 2 refer to page 15

Primary segments and divisional overview

The Divisional Overview shows 2004 according to IFRS and adjusted for the structural changes as described on page 3.
For comparatives for 2004 according to Swedish GAAP, please refer to the published Annual Report for 2004 pages 104-105.

MSEK	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	4,774	5,073	5,915	5,622	1,148	889	621	495	2,737	2,374	-	-	15,195	14,453
Sales, intra-group	-	-	53	49	110	93	2	2	3	2	-168	-146	-	-
Total sales	**4,774**	**5,073**	**5,968**	**5,671**	**1,258**	**982**	**623**	**497**	**2,740**	**2,376**	**-168**	**-146**	**15,195**	**14,453**
Organic sales growth, %	***0***	***0***	***5***	***3***	***5***	***3***	***25***	***27***	***3***	***2***	-	-	***4***	***2***
Operating income before amortization	**217**	**249**	**449**	**415**	**116**	**104**	**55**	**42**	**162**	**123**	**-62**	**-48**	**937**	**885**
Operating margin, %	***4.5***	***4.9***	***7.5***	***7.3***	***9.2***	***10.6***	***8.8***	***8.5***	***5.9***	***5.2***	-	-	***6.2***	***6.1***
Amortization of acquisition related intangible fixed assets	-8	-9	-10	-4	-4	0	-2	-4	-6	-7	-	-	-30	-24
Acquisition related restructuring costs	-	-3	-	-	-4	-	-	-	-	-	-	-	-4	-3
Operating income after amortization	209	237	439	411	108	104	53	38	156	116	-62	-48	903	858
Operating capital employed	1,016	1,158	1,610	1,568	588	442	929	742	2,991	2,757	523	426	7,657	7,093
Operating capital employed as % of sales[1]	***5***	***6***	***7***	***7***	***10***	***10***	***33***	***28***	***26***	***28***	-	-	***12***	***12***
Goodwill	6,225	6,756	5,406	5,061	2,050	776	35	22	2,691	2,630	-	-	16,407	15,245
Acquisition related intangible fixed assets	38	73	194	107	223	3	62	19	66	93	-	-	583	295
Capital employed	**7,279**	**7,987**	**7,210**	**6,736**	**2,861**	**1,221**	**1,026**	**783**	**5,748**	**5,480**	**523**	**426**	**24,647**	**22,633**
Return on capital employed,% [2)]	***13***	***14***	***26***	***26***	***20***	***35***	***21***	***24***	***13***	***9***	-	-	***17***	***16***

1) Adjusted for the full year sales of acquired entities.

2) Return on capital employed is based on 12 months rolling operating income, which for the first quarter 2004 is not adjusted to IFRS since the three quarters of 2003 that impacts this calculation have not been restated to IFRS. The impact on operating income before amortization in 2003 is not deemed to be significant.

Notes

1) The calculation of organic sales growth is specified in the table Specification of currency changes, Group on page 17.

2) The impact of the transition to IAS 39 and its impact on the opening balance for shareholders equity, the statement of income and balance sheet can be found on page 16.

3) Cash flow from operational activities is unchanged under IFRS compared to under Swedish GAAP. However due to the reclassification of amortization previously included in operating income before amortization of goodwill, operating income before amortization has increased with MSEK 8.0 for January – March 2004 under IFRS and with MSEK 32.1 for January – December 2004 under IFRS. This impact is offset by a reduction in the depreciation that is added back in the cash flow with MSEK - 8.0 for January – March 2004 under IFRS and with MSEK – 32.1 for January – December 2004 under IFRS.

4) Free cash flow as a percent of operating income before amortization less current taxes and net financial items (adjusted income).

5) Free cash flow (rolling 12 months) in relation to closing net debt.

6) The change in accounting principles for January – March 2005 is the result of the adoption of IAS 39. For further information please refer to page 16. The change in accounting principles for previous periods have been described in previous interim reports for all periods accounted for under Swedish GAAP. For previous periods accounted for under IFRS, please refer to pages 99-115 of the published Annual Report for 2004.

7) Change in loans includes the change in securitization for all periods accounted for under IFRS. Revaluation of financial instruments has no cash flow impact and is thus shown as a separate item in the specification to the change in net debt. Translation differences include translation on the securitization for all periods accounted for under IFRS.

8) Adjusted for the full year sales of acquired entities.

9) The key ratios for return on operating capital employed and return on capital employed are for the first quarter 2004 based on rolling 12 months operating income, which is not fully adjusted to IFRS since 2003 has not been restated for IFRS. The impact on operating income before amortization in 2003 is not deemed to be significant.

10) Operating income before amortization (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

Impact of adopting IAS 39 Financial Instruments

IAS 39 Financial Instruments: Recognition and Measurement has been implemented as from January 1, 2005 without the comparatives being restated, which is in line with the exemption listed in IFRS 1.

Financial instruments are recorded initially at fair value with the subsequent measurement depending on the designation of the instrument.

The Group designates its financial instruments in the following categories:

- Financial assets or financial liabilities at fair value through profit and loss (including derivatives not designated as hedging instruments)
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets
- Financial liabilities designated for hedging
- Other financial liabilities
- Derivatives designed for hedging

Most of the Group's current assets are loans and receivables (including accounts receivables and most other current receivables). Financial assets or financial liabilities at fair value through profit or loss, held to maturity investments and available-for-sale financial assets are normally categories in which the Group has no or very limited positions. Financial liabilities designated for hedging includes both long-term and short-term loans designated as hedged instruments and hedged effectively via derivatives designated for hedging. Other financial liabilities comprise all other financial liabilities including such items as accounts payable and other current liabilities and also any long-term and short-term loans not included in financial liabilities designated for hedging.

Financial liabilities designated for hedging that qualifies for fair value hedge accounting are carried at fair value in the balance sheet. Changes in the fair value are included in the statement of income in the period in which they arise. The corresponding gain or loss from re-measuring the hedging instrument at fair value is also included in the statement of income in the same period as that in which the gain or loss on the hedged instrument arises. Gains and losses on derivatives that are part of a net investment hedge relationship are recognized in equity.

Most of the financial hedging activities in the Group qualify for hedge accounting under IAS 39. One exception is the exposure to floating USD interest rate risk that is being hedged via a program of interest rate swaps for an amount of MUSD 487 maturing during 2006 and up until April 2007. As per January 1, 2005 the unrealized loss on these interest rate swaps amounted to MSEK -9 before tax. In addition to this the impact from all other instruments that are required to be recognized at fair value from January 1, 2005 amounted to MSEK 5. The net impact of MSEK -4 has net of deferred tax been accounted for as a reduction in non restricted reserves of MSEK -3, as it constituted a change in accounting principles.

On January 1, 2005 the Group recognized the fair value of the financial liabilities designated for hedging and the derivates designated for hedging, in the balance sheet. This has resulted in an increase of MSEK 2,467.0 in Interest bearing financial fixed assets, an increase of MSEK 76.4 in Interest bearing current liabilities, an increase of MSEK 2,394.4 in Interest bearing long-term liabilities, an increase of MSEK 1.1 in deferred tax included in Non-interest bearing financial fixed assets and a decrease in Non-restricted equity of MSEK -2.7 mainly coming from the unrealized loss on the interest rate swaps. The impact on the balance sheet size is an increase from MSEK 38,842.7 to MSEK 41,310.8 with MSEK 2,468.1. This has resulted in a small reduction in the equity ratio. The net debt increased slightly from MSEK 10,633.1 to MSEK 10,636.9 with MSEK 3.8.

The fair value adjustments of the financial instruments will consequently impact the size of the net debt but as they will not result in a real cash flow for the Group they will be shown on a separate line in the cash flow statement which reconciles the change in net debt.

As per March 31, 2005 the recognition of the fair value of the financial instruments has resulted in a positive revaluation of MSEK 36.7 in the statement of income. The main explanation for this is the increase in USD interest rates during the first quarter of 2005 which has resulted in a positive revaluation of the USD interest rate swaps.

IAS 39 will create more volatility in the income statement and balance sheet but it will not impact the Group's cash flow or its treasury strategies. The USD interest rate swaps or any other instrument that will be accounted for with a similar impact any unrealized gains or losses will come back to zero on the final maturity date.

For further information please refer to the table below.

	January 1, 2005			Impact March 31, 2005
MSEK	**Opening balance before IAS 39**	**Effects of transition to IAS 39**	**Opening balance adjusted for IAS 39**	**Revaluation of financial instruments**
Other fixed assets	21,823.7	-	21,823.7	-
Non-interest bearing financial fixed assets	1,875.6	1.1	1,876.7	-1.1
Interest bearing financial fixed assets	138.2	2,467.0	2,605.2	-265.4
Total fixed assets	**23,837.5**	**2,468.1**	**26,305.6**	**-266.5**
Non-interest bearing current assets	11,884.8	-	11,884.8	-
Cash and liquid funds	3,120.4	-	3,120.4	-
Total current assets	**15,005.2**	**-**	**15,005.2**	**-**
TOTAL ASSETS	**38,842.7**	**2,468.1**	**41,310.8**	**-266.5**
Restricted equity	6,471.0	-	6,471.0	-
Non-restricted equity*	5,355.3	-2.7	5,352.6	26.4
Minority interests	16.6	-	16.6	-
Total shareholders' equity	**11,842.9**	**-2.7**	**11,840.2**	**26.4**
Non-interest bearing long-term liabilities	90.8	-	90.8	-
Interest bearing long-term liabilities	10,141.8	2,394.4	12,536.2	-292.8
Non-interest bearing provisions	2,116.3	-	2,116.3	9.2
Total long-term liabilities	**12,348.9**	**2,394.4**	**14,743.3**	**-283.6**
Non-interest bearing current liabilities	10,901.0	-	10,901.0	-
Interest bearing current liabilities	3,749.9	76.4	3,826.3	-9.3
Total current liabilities	**14,650.9**	**76.4**	**14,727.3**	**-9.3**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**38,842.7**	**2,468.1**	**41,310.8**	**-266.5**
Net debt	**-10,633.1**	**-3.8**	**-10,636.9**	**36.7**

** The impact on non-restricted equity as per January 1, 2005 is the increase in net debt (MSEK -3.8) net of deferred tax (MSEK 1.1). The impact per March 31, 2005 is the decrease in net debt (MSEK 36.7) net of deferred tax (MSEK 10.3)*

File No. 82-34719

Specification of currency changes, Group

Sales, MSEK	January – March 2005	2004	%
Total sales	**15,195**	**14,453**	*5*
Acquisitions/Divestitures	-639	0	
Currency change from 2004	414	-	
Organic sales	**14,971**	**14,453**	*4*

Operating income, MSEK	January – March 2005	2004	%
Operating income	**937**	**885**	*6*
Currency change from 2004	19	-	
Organic operating income	**956**	**885**	*8*

Income before taxes, MSEK	January – March 2005	2004	%
Income before taxes	**818**	**724**	*13*
Currency change from 2004	15	-	
Organic income before taxes	**833**	**724**	*15*

Specification of quarterly development 2004 adjusted for organizational changes and IFRS

Security Services USA MSEK	Q1	Q2	Q3	Q4	2004
Sales	5,073	5,079	5,142	4,723	20,017
Organic sales growth	*0%*	*-2%*	*-2%*	*-2%*	*-2%*
Operating income	249	260	260	213	982
Operating margin	*4.9%*	*5.1%*	*5.1%*	*4.5%*	*4.9%*

Security Services Europe MSEK	Q1	Q2	Q3	Q4	2004
Sales	5,671	5,814	5,907	5,897	23,289
Organic sales growth	*3%*	*3%*	*6%*	*5%*	*4%*
Operating income	415	420	479	535	1,849
Operating margin	*7.3%*	*7.2%*	*8.1%*	*9.1%*	*7.9%*

Security Systems MSEK	Q1	Q2	Q3	Q4	2004
Sales	982	1,119	1,210	1,413	4,724
Organic sales growth	*3%*	*0%*	*3%*	*-1%*	*1%*
Operating income	104	132	123	195	554
Operating margin	*10.6%*	*11.8%*	*10.2%*	*13.8%*	*11.7%*

Direct MSEK	Q1	Q2	Q3	Q4	2004
Sales	497	538	560	595	2,190
Organic sales growth	*27%*	*28%*	*28%*	*28%*	*28%*
Operating income	42	46	67	51	206
Operating margin	*8.5%*	*8.6%*	*12.0%*	*8.6%*	*9.4%*

Cash Handling Services MSEK	Q1	Q2	Q3	Q4	2004
Sales	2,376	2,438	2,510	2,758	10,082
Organic sales growth	*2%*	*4%*	*6%*	*7%*	*5%*
Operating income	123	161	217	213	714
Operating margin	*5.2%*	*6.6%*	*8.6%*	*7.7%*	*7.1%*

Other and Eliminations MSEK	Q1	Q2	Q3	Q4	2004
Sales	-146	-158	-147	-164	-615
Operating income	-48	-64	-75	-92	-279

Group MSEK	Q1	Q2	Q3	Q4	2004
Sales	14,453	14,830	15,182	15,222	59,687
Organic sales growth	*2%*	*2%*	*4%*	*3%*	*3%*
Operating income	885	955	1,071	1,115	4,026
Operating margin	*6.1%*	*6.4%*	*7.1%*	*7.3%*	*6.7%*

The quarterly development shows the Group's divisions after the organizational changes described on page 3. Furthermore Cash Handling Services now includes a separate captive company, previously included under the Other heading. This latter change has mainly impacted operating capital employed and capital employed for the division. The impact on the divisions' operating income is not material.

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries in Europe and North America .


SECURITAS

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Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70